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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)


                    Under the Securities Exchange Act of 1934

                          LITTLEFIELD, ADAMS & COMPANY
                                (Name of Issuer)


                         Common Stock, $1.00 Par Value
                         (Title of Class of Securities)


                                    53758110
                                 (CUSIP Number)


                            Charles B. Friedman, Esq.
                        Zimet, Haines, Friedman & Kaplan
                                 460 Park Avenue
                            New York, New York 10022
                                 (212) 486-1700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 23, 1997
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                       [ ]



Page 1 of 6 Pages
No Exhibits files with this Schedule 13D


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               CUSIP NO. 53758110

        1.     NAME OF REPORTING PERSON

                              Stanley I. Halbreich

        2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                             (See Instructions)

                                         (a) [ ]

                                         (b) [ ]

        3.     SEC USE ONLY

        4.     SOURCE OF FUNDS (See Instructions)
                                       PF

        5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                             [ ]

        6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                                             United States of America

         Number of Shares               7.    SOLE VOTING POWER
         Beneficially Owned                   375,062
         by Each Reporting
         Person With
                                        8.    SHARED VOTING POWER
                                                      0

                                        9.    SOLE DISPOSITIVE POWER
                                              375,062

                                       10.    SHARED DISPOSITIVE POWER
                                                    0

       11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                                     375,062

       12.     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES (See Instructions)

                                             [ ]

       13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      12.6%

       14.     TYPE OF REPORTING PERSON
                                       IN

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                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D

Item 1 - Security and Issuer.
------------------------------

     This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $1.00 per share ("Common Stock") of Littlefield, Adams & Company, a New Jersey corporation (the "Company").

     The address of the Company's principal executive office is 6262 Executive Blvd., Huber Heights, Ohio 45424.


Item 2 - Identity and Background.
---------------------------------

     (a) This Amendment No. 1 to Schedule 13D is being filed by Stanley I. Halbreich.

     (b) Mr. Halbreich's business address is c/o Littlefield, Adams & Company, 350 Fifth Avenue, Suite 4213, New York, New York 10118.

     (c) Mr. Halbreich's principal occupation is Chairman, President, Chief Executive Officer and a director of the Company.

     (d) During the last five years, Mr. Halbreich has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Halbreich has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     (f) Mr. Halbreich is a U.S. citizen.


Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

     On December 23, 1997, and January 20, 1998, Mr. Halbreich purchased with personal funds in open market transactions, 10,000 shares and 42,998 shares, respectively, of the Common Stock at a price of $0.125 per share. The total consideration for all of such shares (excluding broker commissions) was $6,624.75.


Item 4.  Purpose of Transaction.
--------------------------------

     Mr. Halbreich acquired his shares of Common Stock for investment purposes. Pursuant to the settlement of certain litigation (as described in Note 7 to the Notes to Consolidated

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Financial Statements to the Quarterly Report of the Company on Form 10-Q for
the fiscal quarter ended September 30, 1997) (the "Settlement"), Mr. Halbreich has agreed to relinquish to the Company his rights to 5,000 shares of the Common Stock. Subject to the foregoing and depending upon various factors, including, but not limited to (i) the Company's business, prospects and financial condition and other developments concerning the Company, (ii) available opportunities for Mr. Halbreich to acquire or dispose of the Common Stock or options, (iii) other business opportunities available to Mr. Halbreich and (iv) other relevant factors, Mr. Halbreich may in the future take such actions with respect to his holdings in the Common Stock or options as he deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional Common Stock in the open market, the purchase of additional Common Stock in privately negotiated transactions (including privately negotiated purchases from the Company or other stockholders of the Company) or otherwise, the exercise of his options, and the disposition, from time to time or at any time, of all or a portion of the Company's securities now owned or hereafter acquired by Mr. Halbreich, either in a sale in the open market or in privately negotiated transactions to one or more purchasers.

     Except as described above, Mr. Halbreich has not formulated any plans or proposals which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

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     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

     (a) Mr. Halbreich is the direct beneficial owner of 375,062 shares of Common Stock (including 200,000 shares issuable upon the exercise of currently exercisable stock options ("Option Shares") constituting, in the aggregate, approximately 12.6% of the issued and outstanding shares of Common Stock as of the date hereof (including as outstanding for purposes of this calculation the Option Shares).

     (b) Mr. Halbreich has sole power to vote or direct the vote of 375,062 shares of Common Stock (except that he has no voting rights with respect to any of the Option Shares prior to the issuance thereof upon the exercise of the stock options to which they relate), shared power to vote or direct the vote of no shares of Common Stock, sole power to dispose or to direct the disposition of 375,062 shares of Common Stock (except that he has no right to dispose or direct the disposition of the Option Shares prior to the issuance thereof upon the exercise of the stock options to which they relate), and shared power to dispose or to direct the disposition of no shares of Common Stock.

     (c) Except for the transactions described in Item 3 hereof, no transactions in Common Stock, options or other securities of the Company were effected by the person named in response to paragraphs (a) and (b) of this Item 5 during the period beginning sixty days prior to the date hereof.

     (d) No person other than Mr. Halbreich has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock beneficially owned by Mr. Halbreich or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

     (e) Not Applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.
         -------------------------------------------------------

     Except for the Settlement and the stock option agreements relating to the Option Shares, there are no contracts,

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arrangements, understandings or relationships (legal or otherwise) between Mr.
Halbreich and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.
------------------------------------------

     Not Applicable.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 1998



                                                    /s/ Stanley I. Halbreich
                                                    ----------------------------
                                                    Stanley I. Halbreich

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